Filed by Apricus Biosciences, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Apricus Biosciences, Inc. (SEC File No. 000-22245)
Commission File No. for the Related Registration Statement: 333-227166

URGENT

YOUR IMMEDIATE ATTENTION IS REQUESTED

Dear Apricus Biosciences, Inc. Shareholder:

The 2018 Apricus Biosciences, Inc.’s Special Meeting of Shareholders, is quickly approaching and our records indicate you have not yet voted your shares at the time of the mailing of this reminder letter. The meeting is scheduled to be held on December 14, 2018 and your Board of Directors is requesting that you take immediate action to vote your shares at this important meeting.

There are 8 proposals on the agenda for the upcoming Special Meeting and your Board unanimously recommends Apricus Biosciences, Inc. Shareholders vote “FOR” ALL proposals. THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2. Even if you plan on attending the meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

***TIME IS RUNNING SHORT***

The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares by telephone or Internet are provided on the proxy card enclosed with this letter. Alternatively, you may sign and return the enclosed voting form in the envelope provided.

If you sign and return the enclosed proxy card without indicating a different choice, your shares will be voted “FOR” ALL proposals.

If you have questions or need help voting your shares, please call our proxy solicitation firm, Morrow Sodali LLC at 1-877-787-9239.

***PLEASE VOTE TODAY***

Thank you for your investment in Apricus Biosciences, Inc. and for taking the time to vote your shares.

Sincerely,

Richard W. Pascoe Chief Executive Officer